National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas, 77056

April 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: John Reynolds, Assistant Director

Re:	National Energy Services Reunited Corp.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 2, 2018
File No. 001-38091

Dear Mr. Reynolds:

National Energy Services Reunited Corp. (“NESR”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 17, 2018, regarding our Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) previously filed on April 2, 2018. NESR has filed today Amendment No. 2 to the Proxy Statement (“Amendment No. 2”).

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment.

General

1.	We have considered your responses to comments 2 and 4. Please further revise your disclosure to identify the principal parties participating in the backstop arrangement. Similarly, please identify those individuals exercising dispositive power over shares to be acquired by any entity. If you do not intend to file the finalized agreement prior to distribution of the definitive proxy, please explain to us the reasons for that approach.

Response: In response to Staff’s comment, the counter party to the Forward Purchase Agreement (“FPA”) is MEA Energy Investment Company 2 Ltd. (“MEA Energy Co”) which is an indirect wholly owned subsidiary of Waha Capital PJSC (“Waha”). MEA Energy Advisory UK LLP (“MEA Energy LLP”) arranged the Backstop Commitment and has recently become affiliate of Waha due to a recent change in management of Waha. MEA Energy Co has been advised NESR that the individual investors in the NESR shares to be issued and sold pursuant to the FPA will invest through NESR SPV Limited, a wholly owned subsidiary of MEA Energy Co, And are not related to Castle SPC Limited or Waha and will not have voting or dispositive power over the shares sold to MEA Energy Co.

MEA Energy Co will continue to have direct, and Waha will have ultimate, voting and dispositive power over the NESR shares to be issued and sold pursuant to the FPA.

The Company will file the finalized FPA prior to distribution of the definitive proxy.

The Company has revised page 29 of Amendment No. 2 with an updated chart of the expected ownership following the consummation of the transaction:

(1)	Castle SPC Limited. is wholly owned by Waha Capital PJSC; Backstop Investor MEA Energy Investment Company 2 Ltd is wholly owned by Waha Capital PJSC and has sole dispositive power over shares sold to MEA Energy Investment Company 2 Ltd.
(2)	Competrol Establishment, which participated in the IPO, is a subsidiary of The Olayan Group and will own 3.12% of NESR post Business Combination (page 250) assuming no redemptions. Hana Investments Co WLL is also a subsidiary of The Olayan Group and the total holdings controlled by The Olayan Group post Business Combination will be 17.41% assuming no redemptions. Hana Investments Co WLL bought an interest in NPS pursuant to the NPS Stock Purchase Agreement.
(3)	GES Selling Shareholders include Mubadarah Investments, LLC, Yasser Said Al Barami and Hilal Al Busaidy who are selling 61% of the outstanding shares of GES and will hold 19.2% of NESR post Business Combination assuming no redemptions.
(4)	SV3 Holdings Pte Ltd is owned by two private equity funds: SCF-VIII, L.P., and Viburnum Funds Pty Ltd.
(5)	NESR Holdings Ltd, the sponsor of NESR, acquired 11.7% of the outstanding shares of GES with funding from 11 investors (GES Investors). NESR Holdings Ltd has agreed to a Shares Exchange Agreement by which it will assign all of its GES shares to NESR, upon the closing of the business combination.
(6)	Hussain Al Nowais has a 7.56% ownership interest in Waha Capital and is the Chairman of Al-Nowais Investments LLC.

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

April 23, 2018

2.	In your response to prior comment 3, you state in part: “Since most of the regional oilfield services companies in the MENA region are privately held companies and hence public information is not available for them, we based our assertions on NPS management’s knowledge of the size of each competitor’s operations and information procured by a third-party evaluation firm.” Absent additional explanation and context, the reader is unaware of the basis for these assertions. If you continue to make references to “key metrics” and the purported outperformance by the Target Companies of its peers, revise to identify those metrics and provide additional contextual explanations for your related assertions.

Response: In response to Staff’s comment, the Company has revised pages 27 and 172 of Amendment No. 2 to remove the statements that “NPS is one of the largest regionally-owned oil, gas and petrochemical services providers of the businesses in which it operates in the Middle East” and that the Target Companies “have outperformed their peers in key financial metrics.” The Company believes these statements to be true and supported by the information previously provided to Staff supplementally on a confidential basis pursuant to Rule 12b-4 of the Exchange Act. However, the Company believes that such information is of a proprietary and sensitive nature and therefore has elected not to include such statements in the proxy statement.

Reasons for the Business Combination, page 31

3.	We have considered your revisions in response to comment 6 and your reference to a period ending in December 2017. Please balance your updated disclosure in this section by including a discussion regarding current U.S. macro trends, such as increasing production from U.S. shale exporters and the resultant impact on anticipated global oversupply.

Response: In response to the Staff’s comment, NESR has revised page 31 of Amendment No. 2 to add the following additional discussion of macro trends impacting U.S. and global energy markets:

    “From a macro market perspective, over the short term, the United States Energy Information Administration (“EIA”) in its Short Term Energy Outlook (“STEO”) report published in April 2018 (https://www.eia.gov/outlooks/steo/archives/apr18.pdf) estimates that U.S. crude oil production averaged 10.4 million barrels per day (“b/d”) in March 2018, up 260,000 b/d from the February 2018 level. Total U.S. crude oil production averaged 9.3 million b/d in 2017. EIA projects that U.S. crude oil production will average 10.7 million b/d in 2018, which would mark the highest annual average U.S. crude oil production level, surpassing the previous record of 9.6 million b/d set in 1970. EIA forecasts that 2019 crude oil production will again increase, averaging 11.4 million b/d. EIA also states that commercial crude oil inventories in the United States fell lower than the previous five-year average for the week ending March 16, 2018, the first time inventories were lower than the five year average since 2014. Large inventory declines in the United States during the past year contributed to the 267 million barrel decline in total petroleum inventories since January 2017 in countries in the Organization for Economic Cooperation and Development (“OECD”), which are estimated to be 2.8 billion barrels as of the end of March 2018. In the March STEO, EIA estimated that inventories of global petroleum and other liquid fuels declined by 0.6 million b/d in 2017. Despite these supply developments, EIA estimates that demand-side factors could have tempered some of the upward oil price pressures in recent weeks. Both the United States and China announced potential tariffs on several billion dollars’ worth of each other’s goods in March 2018. A slowdown in global trade could affect oil demand and presents downside risks to the global oil consumption forecast, although the forecast was revised higher from EIA’s previous STEO. EIA forecasts that global oil consumption will grow by 1.8 million b/d in both 2018 and 2019. EIA forecasts Brent spot prices will average about $63/b in both 2018 and 2019 and estimated in its March STEO that global inventories will grow by about 0.4 million b/d in 2018 and by another 0.3 million b/d in 2019.

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

April 23, 2018

Over the long term, in the EIA annual report on International Energy Outlook for 2017 (“IEO2017”), in the reference case used for projections in IEO2017 total world energy consumption rises by 28%. It further projects that in the reference case most of the world’s energy growth will occur in countries outside of the OECD, where strong, long-term economic growth drives increasing demand for energy. In the long term, the IEO2017 projects increased world consumption of marketed energy from all fuel sources—except coal, where demand is essentially flat—through 2040. Global natural gas consumption increases by 1.4%/year. Abundant natural gas resources and rising production—including supplies of tight gas, shale gas, and coalbed methane—contribute to the strong competitive position of natural gas. Liquid fuels—mostly petroleum-based—remain the largest source of world energy consumption. However, the liquids share of world marketed energy consumption falls from 33% in 2015 to 31% in 2040, as oil prices rise steadily, leading many energy users to adopt more energy-efficient technologies and to switch away from liquid fuels when feasible.

IEO2017 projects world use of petroleum and other liquid fuels grows from 95 million b/d in 2015 to 104 million b/d in 2030 and to 113 million b/d in 2040. To satisfy the increase in world liquids demand in the IEO2017, petroleum and other liquid fuels production increases by 16.1 million b/d from 2015 to 2040. The IEO2017 assumes that countries in the Organization of Petroleum Exporting Countries (“OPEC”) will invest in incremental production capacity to maintain a 39%–44% share of total world liquids production through 2040, consistent with their share over the past 15 years with most of the increase coming from the Middle East. To meet the growth in natural gas demand projected in the IEO2017, the world’s natural gas producers increase supplies by 42% from 2015 to 2040. The largest increases in natural gas production from 2015 to 2040 occur in the Middle East, China, the United States and Russia. In Russia, production growth is supported primarily by increasing development of resources in the country’s Arctic and eastern regions. U.S. production growth comes mainly from shale resources. In China, most growth in the long-term comes from the country’s development of its shale resources, which are projected to account for more than half of its total natural gas production in 2040.”

Unaudited Pro Forma Condensed Combined Financial Information, page 67

4.	We have reviewed your response to prior comment 8 and your analysis of the factors pursuant to ASC 805-10-55-11 and ASC 805-10-55-12 to support your conclusion that NESR is the accounting acquirer. You state “the outside investors are not affiliated with Targets.” However, it is unclear whether this statement applies to the Backstop Investor. Please tell us whether the Backstop Investor is related to NESR, NPS or GES. If the Backstop Investor is affiliated with or otherwise related to one of these entities, provide us with an updated analysis as to how this relationship impacts your conclusion that NESR is the accounting acquirer under the minimum and maximum redemption scenarios.

Response: In response to the Staff’s comment, we have been recently advised that the dispositive powers on the NESR shares issued to the entity that will execute the Forward Purchase Agreement, MEA Investment Company 2 Ltd., will reside with Waha Capital PJSC (“Waha”) as employees of Waha hold all Board of Director positions at MEA Energy Investment Company 2 Ltd. MEA Energy Investment Company 2 Ltd will own 100% of the voting rights of NESR SPV Limited, who will acquire the NESR shares and individual investors funding the backstop will hold non-voting shares in NESR SPV Limited. Waha has a 21% ownership stake in NPS. Though the underlying investors in NESR SPV Limited are not affiliated with NPS, GES or NESR, because of the dispositive power held by Waha we have adjusted our analysis to allocate the Backstop Investors to NPS. We have revised our disclosure in Amendment No. 2 to indicate that the backstop facility is affiliated with NPS. However, for the purposes of the accounting acquirer determination, we do not believe this changes the conclusion of NESR as the accounting acquirer. When considering the composition of voting interests it should be noted that while Hana Investments Co. WLL (“Hana”) has acquired an interest in NPS, its voting interest has been attributed to NESR. This is because of the affiliation to NESR of Hana via The Olayan Group’s (“Olayan”) 100% ownership in Hana and sole dispositive power over NESR shares issued to Hana.

Hana invested $150 million in NPS on January 14, 2018 pursuant to the NPS Stock Purchase Agreement which stipulated that Hana would invest in NPS and Hana agreed to exchange its shares in NPS for NESR shares at an agreed exchange rate at closing of the Business Combination. Olayan also has sole dispositive power over NESR shares owned by Competrol Establishment, an investor in NESR at the initial public offering and currently holds a 10.47% interest in NESR. The investment of Hana in NPS would not have happened if NESR had not put this transaction together as it is only because of NESR and its management team’s expertise and know how that Hana agreed to make such an investment.

The voting interest across the parties, after the allocation of the Backstop Investors to NPS, would be as follows:

	Minimum Redemption	Maximum Redemption
NESR	44%	39%
NPS	27%	29%
GES	29%	32%

With majority voting required for significant shareholder actions no one entity has control based solely on voting interest in either scenario. Therefore, we continue to believe that the factors described previously demonstrate that NESR is the accounting acquirer in both minimum and maximum redemptions scenarios shown.

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

April 23, 2018

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 72

Note 3. GES Historical Financial Statements, page 76

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 78

5.	We note that pro forma adjustment (a) includes two adjustments, one for the difference in the basis of presentation between IFRS and US GAAP and the other for the impairment of goodwill in fiscal 2017. Additionally, we note that pro forma adjustment (aa) reflects the full impairment in fiscal 2017 of goodwill. However, Note 5 per page F-66 shows that GES fully impaired its goodwill balance in fiscal 2016. Please clarify for us why these adjustments are described as impacting fiscal 2017.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 72-83 of Amendment No. 2 to exclude the impairment charge from 2017 as it would have occurred in 2016.

Voting Rights, page 96

6.	Please revise in this section to discuss the material terms of the voting agreement and describe the restrictions on the shares and expiration date, as applicable.

Response: In response to the Staff’s comment, NESR has revised the language under “Voting Rights” on page 97 of Amendment No. 2 to read as follows:

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

April 23, 2018

Relationship Agreements

Two of the NPS Selling Stockholders have agreed to enter into the ANI Relationship Agreement and the WAHA Relationship Agreement which become effective on the closing of the Business Combination until they are terminated. Pursuant to these agreements each of ANI and Waha are entitled to nominate a member and observer to the Board and together with their affiliates agreed not to sell the shares acquired pursuant to the NPS Stock Purchase Agreement for six months after the closing of the Business Combination.

Pursuant to each of ANI Relationship Agreement and the Waha Relationship Agreement, the Board of NESR will nominate for election to NESR’s Board a person appointed by each of those two parties, and each of ANI and Waha will be entitled to nominate a representative on the Board (“Board Observer”) in a non-voting capacity, so long as ANI and Waha continue to hold at least 50% of the total number of NESR shares acquired pursuant to the NPS Stock Purchase Agreement. The first nomination will be appointed by the Board when it expands the size of the board to nine members. ANI and Waha have the right to remove the director nominated by them (with or without cause) at any time. The rights of the Board Observer will include the right to participate in discussions of the Board, to receive notice of the meetings of the Board and to receive copies of all minutes, written consents, and other material received by the members of the Board, as permitted by law. Each Board Observer must accept in writing to keep confidential all information of which they become aware in their position as a Board Observer. Each of ANI and Waha shall retain the right to nominate a Board member and appoint a Board Observer for so long as it retains ownership of 50% of the shares that it acquired pursuant to the NPS Stock Purchase Agreement.

Furthermore, each of ANI and Waha agrees that for six (6) months after the closing of the Business Combination, it shall not, and shall cause its affiliates to not, directly or indirectly offer, sell, issue, contract to sell, pledge or otherwise dispose of the stock of NESR acquired at the closing of the Business Combination. Notwithstanding the lock-up provision, ANI and Waha shall each have the right to grant a security in respect of their acquired NESR stock to any provider of finance provided that ANI and Waha shall retain the voting rights with respect to that stock.

Neither ANI nor Waha may assign or transfer in whole or in part any rights under either agreement.

In addition, pursuant to the NPS Stock Purchase Agreement, during the 2018 earn-out period the NPS Selling Stockholders shall jointly be entitled by giving written notice to NESR to appoint (and to remove and replace such appointee) and maintain either (at the option of the NPS Selling Stockholders) one director or a Board Observer. The Board Observer shall have the right to attend all meetings of the Board and receive all notices of meetings of the Board of and to receive the monthly management reports, chief executive officer commentary and budgets for the 2018 Financial Year in respect of NESR.”

Backstop and Forward Purchase Agreement, page 99

7.	We note your response to comment 20. Please expand your disclosure in this section to explain briefly the background of the initial interaction with MEA Energy Advisory UK, LLP regarding the backstop arrangement and the reasons that this form of financing is being implemented in these circumstances.

Response: In response to the Staff’s comments, the Company has drafted additional disclosure below that has been inserted into Amendment No 2 on page 100. In addition, NESR is not backed by a private equity sponsor and was able to negotiate the Backstop Facility on more favorable terms particularly regarding the price per share, the cost of financing and non-issuance of additional warrants, than what NESR believed would be offered by private equity firms or other financing sources. The ability to participate in the Backstop Facility was offered to the NPS Selling Shareholders who accepted to receive NESR shares as part of the consideration for the sale of NPS, and they decided not to participate. NESR believes that a facility providing a base funding capability of $70 million and up to an additional $80 million would provide the flexibility to close the Business Combination for various scenarios of IPO shareholder redemptions.

“MEA Energy participated in the negotiation with NESR for the NPS Stock Purchase Agreement and represented the interest of Waha Capital, a shareholder of NPS. As the transaction was being agreed upon in early November 2017, MEA Energy approached NESR with an interest to arrange funding required to close the transaction through a private placement as well as replacement capital for any redemptions. At the start of this process MEA Energy wanted to arrange for these investors on its own and without any involvement from Waha Capital. In line with this, NESR agreed to sign a term sheet with MEA Energy, the terms of which are disclosed above, with a commitment of $70 million and a further commitment to arrange up to an additional amount of $80 million at the option of NESR. NESR was able to negotiate the Backstop Commitment on more favorable terms than what NESR believed would be offered by alternative financing sources.”

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

April 23, 2018

Projected Synergies, page 120

8.	You have not disclosed all the various detailed projections which appear to have been provided in connection with the negotiations and in preparation of the fairness opinion. Please include enhanced disclosure which includes all the material forecasts, “growth assumptions,” and similar information that was exchanged among the parties in connection with negotiating the terms of the transactions. To the extent that you withhold disclosure of certain such items in your next amended proxy statement, explain to us why you have omitted that information.

Response: In response to the Staff’s comment, the Board of Directors looked at a number of factors, as summarized on pages 108 – 112 of Amendment No. 2 and did not place greater weighting on the financial projections in approving the Business Combination. BVI law does not require or provide any specific guidance on the amount of financial projection information that should be provided in a proxy. We have added additional disclosure of the types of information exchanged between NPS, GES and NESR and were used by NESR to prepare the financial projections. We have also clarified that these were the only documents used in the preparation of the projections. No outside experts were engaged to prepare financial projections of NPS, GES or NESR. Below are the complete revised paragraphs from page 120 of Amendment No. 2:

“The unaudited financial projections set forth below were prepared by NESR’s management based on information available to them, in particular with respect to each of the Target Companies. The unaudited financial projections were prepared based on reviews of financial information about GES and NPS provided to NESR during due diligence and negotiations. These documents included market analysis, projections for the various regions and product lines, growth plans and market share estimates for large service companies and smaller service providers and all were prepared by GES, NPS and NESR. These included extensive discussions between NESR’s management with each of GES’s management and stockholders and NPS’s management and stockholders, and NESR’s management’s knowledge of the industries in which the companies operate. In connection with the negotiation of the definitive agreements providing for the transaction and prior to the preparation of the unaudited financial projections, NESR negotiated with the NPS Selling Stockholders certain EBITDA-based earnouts, which were based in part on preliminary projections for the performance of NPS.

In developing the unaudited financial projections set forth below, NESR, NPS and GES assumed crude oil and natural gas prices remained consistent with current levels and that activity levels in operating areas for NPS and GES would continue to grow even in a sub-$40 per barrel crude oil price environment. The projections included growth in the overall market for similar services provided by the Targets of 4%, market share and pricing for the Targets for 2017 – 2019 are projected to remain constant and synergies were projected to be achieved as discussed in Projected Synergies.”

GES Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 224

Results of Operations, page 225

Depreciation and Amortization Cost, page 232

9.	You state the reason for the decrease in depreciation and amortization costs between fiscal years 2017 and 2016 is due to “a reduction in professional and legal expenses.” Please revise your discussion as this statement does not appear to apply to depreciation and amortization costs.

Response: In response to the Staff’s comment we have corrected the typographical error regarding the explanation for a decrease in depreciation and amortization costs. The revised language included on page 229 of Amendment No. 2 is as follows:

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

April 23, 2018

“The decrease in depreciation and amortization cost was driven by a number of fixed assets becoming fully depreciated during the year as well as tighter controls on new capital expenditures and reduced amortization of intangibles due to impairments recorded in 2016.”

NESR Financial Statements

Note 7. Commitments and Contingencies, page F-14

Contingent Transaction Fee Arrangements, page F-14

10.	We note you entered into a fee arrangement with a service provider to assist in the identification of a business combination and to the extent one is consummated, you anticipate “incurring a significant amount of additional costs” under this arrangement. Please expand this disclosure to provide the key terms of this arrangement.

Response: In response to the Staff’s comment, NESR has expanded the disclosure to include the key terms of the arrangement with the service provider. To clarify, this service provider (J.P. Morgan) was engaged to assist in the evaluation, structuring and negotiation of the Business Combination, including to deliver a fairness opinion J.P. Morgan did not assist the Company in identifying any acquisition targets. The full revised paragraph in Contingent Transaction Fee Arrangement on page F-14 of Amendment No. 2 is provided below:

“The Company entered into a fee arrangement with a service provider pursuant to which certain fees incurred by the Company in connection with a potential Business Combination will be deferred and become payable only if the Company consummates a Business Combination. If a Business Combination does not occur, the Company will not be required to pay these contingent fees. The terms of the fee arrangement include a fee of $1,500,000 contingent on the consummation of a Business Combination, less expenses incurred, an additional fee of up to $500,000 payable at the sole discretion of the Company and other rights to act as a service provider to the Company in certain future transactions for a 12 month period. As of December 31, 2017, the amount of these contingent fees was approximately $1,382,000. The Company anticipates incurring a significant amount of additional costs to complete the preparation of required securities filings, and other costs to consummate the Business Combination. There can be no assurances that the Company will complete a Business Combination.”

* * * * * *

We thank the Staff for its review of the foregoing and hope that it has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or further comments, please contact our counsel, Benjamin Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Sherif Foda
Sherif Foda, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP